

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

10036016

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SEC FILE NUMBER
8-53615

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe — 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTERACTIVE BROKERS CORP.
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



February 26, 2010

INTERACTIVE BROKERS CORP.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

Assets

Cash	$2,306,231
Cash - segregated for regulatory purposes	7,913,849
Receivables from affiliates	1,353,544
Other assets	1,169,208
Total assets	$12,742,832

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$3,559,803
Other payables:	
Payable to clients	208,465
Affiliates	1,360,937
	5,129,205
Stockholder's equity:	
Common stock, $0.01 par value per share	10
Additional paid-in capital	7,291,370
Retained earnings	322,247
Total stockholder's equity	7,613,627
Total liabilities and stockholder's equity	$12,742,832

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is the successor company to FutureTrade Securities, LLC ("FTS"), a broker-dealer registered with the SEC, NFA and FINRA. As of January 1, 2009, FTS was merged into FutureTrade Securities Corp. ("FTSC"), a Delaware corporation, with FutureTrade Securities Corp. being the survivor of the merger. On January 16, 2009, FutureTrade Securities Corp. was renamed to Interactive Brokers Corp.

The Company was a wholly owned subsidiary FutureTrade Technologies, LLC ("FTT"). In 2009, FTT was dissolved and the Company became a wholly owned subsidiary of Interactive Brokers LLC ("IB LLC"). As a result of the dissolution of FTT, certain assets of $252,723 and liabilities of $1,716,465 were transferred to and assumed by the Company at a historical cost basis.

Historically the Company executed trades for customers and cleared these trades with a prime broker, on a fully disclosed basis. Accordingly the company did not carry customer assets except for customer funds collected for the payment of expenses on behalf of customers as per subparagraph (k)(2)(i) of SEC Rule 15c3-3. In 2009 the Company stopped execution services for non-affiliated clients.

In 2009, the Company became a member of the Chicago Board Options Exchange and started executing options transactions for its affiliates, IB LLC and Timber Hill LLC ("TH LLC"), on an agency basis. In 2009, the Company also began executing bond transactions for TH LLC on an agency basis.

The Company's parent, IB LLC, is a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the FINRA and various securities and commodities exchanges. IB LLC is also a member of the NFA and is a registered Futures Commission Merchant. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company.

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded company on the NASDAQ Global Select Market under the symbol IBKR.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in conformity with the Accounting Standards codification ("ASC"), which became effective as of

July 1, 2009 and applies to all financial statements issued after September 15, 2009. The Codification replaced the previous four level Generally Accepted Accounting Principles ("GAAP") hierarchy of authoritative accounting and reporting guidance ("Levels A through D"), other than the rules and interpretive releases of the SEC, with two levels, "authoritative" and "non-authoritative". Authoritative guidance is comprised of literature issued by the FASB and its predecessor organizations, as presented in the Codification. The ASC is comprised of four (4) principal "Areas" - Presentation, Financial Statement Line Items, Broad Transactions and Industry Content. Non-authoritative guidance is comprised of all "non-grandfathered, non-SEC accounting literature" not included in the Codification.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated useful lives of property and equipment and compensation accruals.

Fair Value

At December 31, 2009, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash

At December 31, 2009, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Cash— Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. Funds for customers for which the Company has not assumed a contractual commitment for all of their research-related services are segregated and paid from this account. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition. Although the company stopped its execution services for its clients in 2009, it is still required to segregate funds for remaining balances payable on behalf of its clients until these amounts are exhausted in the regular course of remitting allowed expenses on behalf of customer or are transferred to other broker-dealers with similar programs. At December 31, 2009, $7,913,849 was segregated, which was $7,705,384 in excess of the requirement.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic

useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Fees Payable to Clients

Fees payable include amounts due for soft dollar commissions earned related to executing securities transactions on the clients' behalf.

The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commissions from such clients to pay research, services and other expenses on behalf of such clients. Payables to clients include amounts collected in excess of payments made on our client's behalf. The Company stopped operating this line of business in 2009 and the amount recorded in the statement of financial condition represents balances for clients to which the Company still has an obligation.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation* (formerly SFAS No. 123(R)) to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* (which incorporates formerly SFAS No. 109 and FIN No. 48), "Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return. As a result of the merger between FTS and FTSC, the Company changed its organizational structure from a limited liability company to a corporation, and accounts for income taxes accordingly.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASU's") as the means to add to or delete from, or to amend the ASC. Following is a summary of recently issued ASU's that may affect the Company's statement of financial condition:

	Affects	**Status**
ASU 2009-10	*Financial Services – Brokers and Dealers: Investments – Other* – amendment to ASC 940-325 (SEC Update)	Upon issuance
ASU 2010-09	*Subsequent Events (Topic 855)* – Amendments to Certain Recognition and Disclosure Requirements	Upon issuance

Adoption of those ASU's that became effective during 2009 and in 2010, prior to the issuance of the financial statements, did not have a material effect on the Company's financial statements. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASU 2009-10, which will become effective in the future.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which SFAS is now a sub-topic within ASC 805, *Business Combinations*. ASC 805-10 replaced SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. ASC 805-10 was effective for an entity's fiscal year beginning after December 15, 2008, and early adoption was not permitted. The Company cannot anticipate whether ASC 805-10 will have a material effect on its statement of financial condition as such effect would be solely dependent on whether or when the Company enters into business combinations in the future and the terms of such transactions.

In November 2008, the SEC issued its "Roadmap for the Potential Use of Financial Statements Prepared in Accordance with International Financial Reporting Standards by U.S. Issuers" ("IFRS Roadmap"). The IFRS Roadmap would require SEC registrants to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board in 2014. IFRS is increasingly being applied by financial statement preparers in countries outside the U.S. One of the stated purposes of the IFRS Roadmap is that adopting IFRS will provide a global set of high-quality accounting standards so that U.S. investors would have an enhanced ability to compare financial information of U.S. companies with that of non-U.S. Companies. In issuing the IFRS Roadmap, the SEC stated that, in 2011, it will determine whether to proceed with rulemaking to require the use of IFRS by U.S. registrants beginning in 2014. The comment period on the IFRS Roadmap ended in April 2009. Further definitive guidance from the SEC regarding the IFRS Roadmap is pending. Management is assessing the potential impact of adopting IFRS on the Company's statement of financial condition.

ASC 855, *Subsequent Events* (formerly SFAS No. 165), was issued in May 2009, effective for interim and annual periods ending after June 15, 2009 and extends disclosure requirements of subsequent events to include the date through which subsequent events have been evaluated for adjustment to or disclosure in financial statements and the basis for that date. The date to be used will represent either the date the financial statements were "issued" or the date such financial statements were "available to be issued". ASC 855 defines "issued" as the date when financial statements are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with the Codification and defines "available to be issued" as financial statements that are complete in a form and format that complies with the Codification and all approvals necessary for issuance have been obtained. As an SEC registrant, the Company is required to evaluate subsequent events through the date its financial statements are issued. Adoption of ASC 855 for the period ended December 31, 2009 did not have a material effect on the Company's statement of financial condition.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $3,917,847, which was $3,493,715 in excess of required net capital of $424,132.

5. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and the Company share administrative, financial and technological resources and the Company engages in security transactions such as trade execution in the ordinary course of business with IB LLC and TH LLC.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by affiliated company.

6. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 ROI Unit Stock Plan

In 2009, Certain employees were transferred to the Company from Interactive Brokers Exchange Corp. As a result, certain employees of the Company held ROI Dollar Units that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's option, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been elected to be invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

Estimated future compensation costs for unvested awards at December 31, 2009 were $219,817.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of IBG, Inc. Class A common stock ("Common Stock") may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Stock Incentive Plan provides that awards of Common Stock will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year to specific employees as part of an overall plan of equity compensation.

For the year ended December 31, 2009, Company employees were granted awards of 90,804 shares of Common Stock, with a fair value at the date of grant of $1,587,136. These share grants were issued by IBG, Inc. to IBG LLC as at the respective dates to be held as Treasury Stock, and will be distributed to the employees in accordance with the following schedule:

- 10% on the date of the IPO or on the anniversary of the IPO; and
- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan are accrued for ratably during each year. Estimated future compensation costs for unvested awards at December 31, 2009 were $1,386,769.

Shares granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end next following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2009, no shares have been distributed under these post-employment provisions.

The following is a summary of Stock Plan share activity for the period from January 1, 2009 through December 31, 2009:

	2007 Stock Incentive Plan Shares	**2007 ROI Unit Stock Incentive Plan Shares**
Balance, December 31, 2008	9,791	0
Granted	90,804	0
Transferred in	35,544	9,156
Forfeited by employees	(2,566)	0
Distributed to employees	(7,872)	(1,371)
Balance, December 31, 2009	125,701	7,785

7. PROPERTY AND EQUIPMENT

Property and equipment which are included in other assets in the statement of financial condition and are comprised of leasehold improvements, computer equipment, and office furniture and equipment, at December 31, 2009 consisted of:

Leasehold improvements	$44,815
Computer equipment	30,662
Office furniture and equipment	33,180
	108,657
Less - accumulated depreciation and amortization	(11,580)
Property and equipment, net	$97,077

8. INCOME TAXES

Significant components of the Company's deferred tax assets which are reported in other assets in the statement of financial condition, as of December 31, 2009:

Deferred tax assets:	
Deferred compensation	$188,841
Net operating loss carryforward	182,647
Total deferred tax assets	371,488
Net operating loss - valuation allowance	0
Net deferred tax assets	$371,488
Deferred tax liabilities:	
Other	$0
Total deferred tax liabilities	$0
Net deferred tax assets (liabilities)	$371,488

As of and for the year ended December 31, 2009 the Company had no unrecognized tax liabilities as defined under ASC 740.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases

The Company has a non-cancelable operating lease covering office space that expires in September 2011.

Minimum future rental payment commitments are as follows:

2010	$184,115
2011	138,820
	$322,935

10. SUBSEQUENT EVENTS

As required by ASC 855-10-50 *Subsequent Events*, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2010, the date the statement of financial condition was issued. No recordable or disclosable events occurred through this date.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Interactive Brokers Corp.
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers Corp. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, making the daily computation of the segregation requirements of Section 4(d)(2) of the Commodity Exchange Act and the regulations thereunder, or in the segregation of funds based on such computations, and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, Chicago Board Options Exchange, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte & Touche LLP